March 20, 2008

H. Christopher Owings, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E. Mail Stop 3561
Washington, D.C. 20549

Re:	Advanced Communications Technologies, Inc. Schedule 14A File No. 000-30486

Dear Mr. Owings:

We are filing the Company’s Definitive Schedule 14A contemporaneously with this letter. The As I have previously discussed with Ms. Ransom, Proposal No. 1 in the Definitive Schedule 14A has been revised to further increase the number authorized shares of common stock.

The Company’s Preliminary Schedule 14A requested an increase in authorized shares of common stock from 5,000,000,000 to 200,000,000,000. The Definitive Schedule 14A changes the proposal to authorize an increase to 230,000,000,000, a change of 15%. Page 11 of the Schedule 14A discloses that the Company may be required to issue up to 128,528,989 shares in connection with the conversion or exercise of the outstanding preferred stock, convertible notes, options, etc. Adding to this the current outstanding shares of common stock, the Company needs approximately 133,000,000,000 for current purposes.

The Definitive Schedule 14A, also on page 11, states as follows:

If the amendment to our Articles of Incorporation is approved by our stockholders, the shares in excess of those required to be reserved for issuance upon exercise or conversion of currently outstanding options, preferred stock and convertible notes may be issued by the Board for various purposes. Our Board of Directors may determine that it is necessary or appropriate to permit future stock splits in the form of stock dividends, to raise additional capital through the sale of equity securities for the purpose of making acquisitions or other purposes, to acquire another company or its assets, to establish strategic relationships with corporate partners or to provide equity incentives to employees and officers, among other things. The availability of additional shares of common stock is important in the event that the Board of Directors needs to undertake any of the foregoing actions on an expedited basis and thus to avoid the time and expense of seeking stockholder approval in connection with the contemplated issuance of common stock. Although we have no current agreements regarding potential acquisition targets, our strategic plan is to acquire additional companies or assets in our industry if appropriate companies can be identified and transactions arranged. In that context, we have identified potential candidates with whom we may, from time to time, enter into non-binding letters of intent, and have had discussions with a few candidates. We do not currently have any binding agreements with any candidates.

H. Christopher Owings
United States Securities and Exchange Commission
March 20, 2008

The potential uses of the authorized shares are not changed by the increased number of shares to be authorized by Proposal No. 1. The desire to increase arises from a re-evaluation of the possible number of shares which may be required for those purposes.

Thank you very much.

Very truly yours,

Gary A. Miller

Gary A. Miller

GAM/maw

cc:	Wayne I. Danson